UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 3 to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 Tele2 AB (publ)
                                (Name of Issuer)

             Class A Shares and Class B Shares, par value SEK 5 each
  (including Class A Shares in the form of Class A American Depositary Shares, each representing one Class A Share, and Class B Shares in the form of Class B
        American Depositary Shares, each representing one Class B Share)
                         (Title of Class of Securities)

                           Class A Shares: W5707Z 10 2
                           Class B Shares: W5707Z 11 0
                                 (CUSIP Number)


                                 Mikael Larsson
                        Industriforvaltnings AB Kinnevik
                                  Skeppsbron 18
                                    Box 2094
                           S-103 13 Stockholm, Sweden
                               011-46-8-562-000-00

                                   Copies to:
                               Ashar Qureshi, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                                55 Basinghall St.
                                 London EC2V 5EH
                                     England
                                +44 207 614 2200
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                November 22, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

                                  SCHEDULE 13D

CUSIP No.  W5707Z 10 2                                         Page 2 of 8 Pages
           W5707Z 11 0

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Industriforvaltnings AB Kinnevik

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [  ]
        (b)  [  ]

  3     SEC USE ONLY


  4     SOURCE OF FUNDS
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)          [  ]


  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Sweden

                    7     SOLE VOTING POWER

                          6,498,880 Class A Shares and 24,475,874 Class B Shares
   NUMBER OF
    SHARES          8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               0
EACH REPORTING
    PERSON          9     SOLE DISPOSITIVE POWER
     WITH
                          6,498,880 Class A Shares and 24,475,874 Class B Shares

                    10    SHARED DISPOSITIVE POWER

                          0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,498,880 Class A Shares and 24,475,874 Class B Shares

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ X ]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.0% of Class A Shares and 19.5% of Class B Shares

  14    TYPE OF REPORTING PERSON

        CO

                                  SCHEDULE 13D

         Industriforvaltnings AB Kinnevik ("Kinnevik"), hereby amends and supplements its Report on Schedule 13D, originally filed on February 13, 2002, as amended by Amendment No. 1 on October 4, 2002 and Amendment No. 2 on October 25, 2002 (the "Schedule 13D"), with respect to the Class A ordinary shares (the "Class A Shares") and the Class B ordinary shares (the "Class B Shares") in each case nominal value of SEK5 per share, of Tele2 AB, formerly known as NetCom AB ("Tele2"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         This Amendment No. 3 to the Schedule 13D is being filed by Kinnevik in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended. It refers only to information that has materially changed since the filing of Amendment No. 2 to the Schedule 13D.


Item 3.    Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is supplemented as follows:

         Since October 25, 2002, Kinnevik has acquired the Class B Shares as specified in Item 5. The investments in the Class B Shares were financed from Kinnevik's current assets.


Item 4.    Purpose of Transaction.

         Item 4 of the Schedule 13D is supplemented as follows:

         The Class B shares acquired by Kinnevik since October 25, 2002 were purchased for investment purposes.


Item 5.    Interest in Securities of the Issuer.

         The first two tables of Item 5(a) of the Schedule 13D are amended and restated as follows:

         (a) As of the date hereof, the following persons or entities owned Class A Shares:

                                                                Percentage of
Name of Person or Entity         Number of Class A Shares       Class A Shares
------------------------         ------------------------       --------------
Invik(1).......................           9,891,787                   45.6
Kinnevik(2)....................           6,498,880                   30.0
Jan H. Stenbeck................             811,332                    3.7
                                         ----------                  -----
     Total.....................          17,201,999(3)                79.3
                                         ==========                  =====
-----------
(1) The holdings of Invik include those of Moderna Forsakringar AB (formerly Forsakrings AB Atlantica) ("Moderna"), a wholly-owned subsidiary of Invik.
(2) The holdings of Kinnevik include those of Kinnevik B.V. and Kinnevik International AB., which are wholly-owned intermediate holding companies of Kinnevik.
(3) The number of outstanding Class A Shares decreased by 8,317,143 in July 2002 following a decision by Tele2 to allow shareholders to convert Class A Shares into Class B shares at a ratio of one Class B share for one Class A Share. On July 12, 2002, Millicom exchanged 5,384,316 directly and indirectly held Class A Shares for the same number of Class B Shares.

         As of the date hereof, the following persons or entities owned Class B
Shares:

                                                                Percentage of
Name of Person or Entity         Number of Class B Shares       Class B Shares
------------------------         ------------------------       --------------
Invik(1).......................           2,825,579                    2.2
Kinnevik(2)....................          24,475,874                   19.5
Millicom(3)....................          10,793,661                    8.6
                                         ----------                  -----
     Total.....................          38,095,114(4)                30.3
                                         ==========                  =====
------------
(1) The holdings of Invik include those of Moderna, a wholly-owned subsidiary of Invik.
(2) The holdings of Kinnevik include those of Kinnevik International AB and Kinnevik B.V., which are wholly-owned intermediate holding companies of Kinnevik.
(3) The holdings of Millicom include those of Brotherton Corporation N.V., Millicom International Operations B.V. and Millicom Telecommunications S.A., each a wholly-owned subsidiary of Millicom.
(4) The number of outstanding Class B Shares increased by 8,317,143 in July 2002 following a decision by Tele2 to allow shareholders to convert Class A Shares into Class B shares at a ratio of one Class B share for one Class A Share. On July 12, 2002, Millicom exchanged 5,384,316 directly and indirectly held Class A Shares for the same number of Class B Shares.

         Item 5(a) of the Schedule 13D is supplemented as follows:

         Since the filing of the Amendment No. 2 on October 25, 2002, Kinnevik's wholly-owned subsidiary Kinnevik International AB, has effected the following transactions in the Class B Shares. The transactions were privately negotiated.

          Date Acquired         Number of shares acquired       Price per share
          -------------         -------------------------       ---------------
        October 29, 2002                 306,930                  193.07 SEK
        November 18, 2002                273,968                  202.00 SEK
        November 22, 2002                691,346                  221.00 SEK

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 2002



                                        INDUSTRIFORVALTNINGS AB KINNEVIK



                                        By: /s/ Vigo Carlund
                                            ------------------------------------
                                            Name:  Vigo Carlund
                                            Title: President and Chief Executive
                                                   Officer


                                        By: /s/ Mikael Larsson
                                            ------------------------------------
                                            Name: Mikael Larsson
                                            Title: Chief Financial Officer

                                                                      SCHEDULE A

         Schedule A of the Schedule 13D is amended and restated as follows:


1.       Industriforvaltnings AB Kinnevik

                                    KINNEVIK
--------------------------------------------------------------------------------
Name                       Position in Kinnevik     Current Employment
-----------------------    ----------------------   ----------------------------
Board Members:

ULF SPANG                  Chairman of the Board    Mr. Spang is Executive
                                                    Vice-President and CFO of
                                                    Forsakringsaktiebolag
                                                    Skandia(1) and President of
                                                    Skandia
                                                    Kapitalforvaltning.(2) He is
                                                    also a member of the Boards
                                                    of Directors of John Mattson
                                                    Fastighets AB,(3) and Hogia
                                                    AB.(4)

EDVARD VON HORN            Member of the Board      Mr. Von Horn is
                                                    self-employed as a farmer.

THORBJORN HALLSTROM        Employee Representative  Mr. Hallstrom is currently,
                           to the Board             and has for the past five
                                                    years been, employed with
                                                    Korsnas ("Korsnas")(5).

DAG TIGERSCHIOLD           Member of the Board      Mr. Tigerschiold is a member
                                                    of the Boards of Directors
                                                    of MYDATA Automation AB,(6)
                                                    Investment AB Oresund,(7)
                                                    and Axis Communications
                                                    AB.(8) Mr. Tigerschiold is
                                                    also Chairman of the Boards
                                                    of Directors of LGP Telecom
                                                    Holdings AB.(9)

ULF WESTIN                 Employee Representative  Mr. Westin is currently, and
                           to the Board             has for the past five years
                                                    been, employed with Korsnas.

BRUCE GRANT                Member of the Board      Mr. Grant is President and
                                                    CEO of X Source Corp.(10)
                                                    since 1998 and President and
                                                    CEO of Applied Value
                                                    Corporation(11) since 1997.
                                                    Mr. Grant is Chairman of the
                                                    Boards of Directors of Tele2
                                                    and Shared Value
                                                    Corporation(12) and a member
                                                    of the Boards of Directors
                                                    of Metro(13), Korsnas and
                                                    Transcom(14).

STIG NORDIN                Member of the Board      From 1992 to 1999, Mr.
                                                    Nordin was CEO of Kinnevik
                                                    and from 1999 to 2001 CEO of
                                                    Invik. Mr Nordin is also a
                                                    member of the Board of
                                                    Directors of MTG
                                                    ("MTG")(15).

WILHELM KLINGSPOR          Member of the Board      Mr. Klingspor is a member of
                                                    the Board of Directors of
                                                    Invik. Mr. Klingspor is also
                                                    self-employed as a farmer.

Deputy Members:

HANS WAHLBOM                                        Mr. Wahlbom is Deputy
                                                    Employee Representative
                                                    Member of the Board.

KENNETH PORTIN                                      Mr. Portin is Deputy
                                                    Employee Representative
                                                    Member of the Board.

Executive Officers:

VIGO CARLUND               Chief Executive Officer  Mr. Carlund is a member of
                           and President            the Boards of Directors of
                                                    Tele2, Millicom and Viking
                                                    Telecom.(16) Mr. Carlund was
                                                    from 1997-99 an executive
                                                    vice-president of Kinnevik.
                                                    Mr. Carlund is also Chairman
                                                    of the Boards of Directors
                                                    of Korsnas and Transcom.

MIKAEL LARSSON             Chief Financial Officer  Mr. Larsson has been
                                                    employed with Kinnevik since
                                                    2001.

-----------------------
(1) Forsakringsaktiebolag Skandia is an insurance and asset management company. Its business address is Sjobacken 1, 13150 Saltsjo-Duvnas, Sweden.
(2) Skandia Kapitalforvaltning is a subsidiary of Forsakringsaktiebolag Skandia and is responsible for running its asset management business. Its business address is SE-103 50 Stockholm, Sweden.
(3) John Mattson Fastighets AB holds and manages real estate in Stockholm, Sweden. Its business address is Sergelgatan 11187, Box 1733, Stockholm, Sweden.
(4) Hogia AB is a software company specializing in accounting systems. Its business address is SE-44428, Stenungsund, Sweden.
(5) Korsnas, a subsidiary of Kinnevik, is a forestry, paperboard and paper products and packaging company. Its business address is S-801 81 Gavle, Sweden.
(6) MYDATA Automation AB is a supplier of network solutions. Its business address is Adolfsbergsvigen 11, SE-16866, Bromme, Sweden.
(7) Investment AB Oresund is an asset management company. Its business address is Box 7621, S-10394 Stockholm, Sweden.
(8) Axis Communications AB is a company that focuses on developing network solutions. Its business address is Scheelevagen 34, S-22363 Lund, Sweden.
(9) LGP Telecom Holdings AB is a manufacturer of telecommunications products focused on mobile communications networks. Its business address is Kolonnvagen 22, P.O. 1178, SE-17123, Solna, Sweden.
(10) X Source Corp. is a supplier of engineering and technology-based services for integrated networks in the United States. Its business address is 153 East 53d Street, 59th floor, New York New York 10022, USA.
(11) Applied Value Corporation is a management consulting company. Its business address is 8 New England Executive Park, Burlington, MA 01803, USA.
(12) Shared Value Corporation is an investor relations support company. Its business address is 30 St. James Square, SW1Y 4JH, London, England.
(13) Metro is a newspaper publishing company organized under the laws of Luxembourg. Its business address is The principal executive offices of Metro are located at 75 route de Longwy, L-8080 Bertrange, Luxembourg.
(14) Transcom is a Swedish provider of customer relations and call center services, including technical support, order/complaint handling, telemarketing and appointment booking. Its business address is 75 Route de Longwy, L-8080 Bertrange, Luxembourg.
(15) MTG, a Swedish limited liability company, is a Scandinavian media business, engaged in television broadcasting, radio, publishing, electronic retailing and media services activities. Its business office address is Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.
(16) Viking Telecom AB develops communication equipment. Its business address is Askims Verkstadsvag 4, SE-436 34, Askim, Sweden. Viking Telecom is an affiliate of Kinnevik.


         The directors and executive officers of Kinnevik can be contacted c/o Industriforvaltnings AB Kinnevik, Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden. All are Swedish citizens, except for Bruce Grant, who is a U.S. citizen.

2.       Invik & Co. AB

                                      INVIK
--------------------------------------------------------------------------------
Name                       Position in Invik        Current Employment
-----------------------    ----------------------   ----------------------------
Board Members:

JOHAN BJORKMAN             Chairman of the Board    Mr. Bjorkman is Chairman of
                                                    the Board of Directors of
                                                    Nordstjernan AB,(1)
                                                    Skanditek
                                                    Industriforvaltnings AB,
                                                    Ljungbergguppen AB,(2)
                                                    Tredje AP Fonden(3) and
                                                    MYDATA Automation.

RICHARD VON HORN           Member of the Board      Mr. Von Horn is a member of
                                                    the Board of Directors of
                                                    Viking Telecom. He also is
                                                    self-employed as a
                                                    management consultant.

JOHAN KLINGSPOR            Member of the Board      Mr. Klingspor is self-
                                                    employed as a farmer.

PELLE TORNBERG             Member of the Board      Mr. Tornberg is President
                                                    and CEO of Metro. He is also
                                                    a Chairman of the Board of
                                                    Directors of MTG and a
                                                    member of the Boards of
                                                    Directors of Tele2, P4 Radio
                                                    Hele Norge ASA,(4) and Media
                                                    Corporation Singapore.(5)

LARS-JOHAN JARNHEIMER      Member of the Board      Mr. Jarnheimer is President
                                                    and CEO of Tele2. He is also
                                                    a member of the Board of
                                                    Directors of MTG.

WILHELM KLINGSPOR          Member of the Board      Mr. Klingspor is a member of
                                                    the Board of Directors of
                                                    Kinnevik. Mr. Klingspor is
                                                    self-employed as a farmer.

Executive Officers:

ANDERS FALLMAN             Managing Director        Mr. Fallman is a Deputy
                                                    Managing Director of Metro.
                                                    Mr. Fallman has been
                                                    employed by Invik since
                                                    February 2001.

HAKAN AXELSSON             Deputy Managing Director Mr. Axelsson has been
                                                    employed by Invik since
                                                    October 1986.

-----------------------
(1) Nordstjernan AB is an investment holding company with equity stakes in companies in the construction, engineering and information management businesses. Its business address is Stureplan 3, S-103 75 Stockholm, Sweden.
(2) Ljungberggruppen AB is a real estate holding company. Its business address is Halsingegatan 47, Box 6474, 113 82 Stockholm, Sweden.
(3) Tredje AP Fonden manages certain funds in the Swedish public pension system. Its business address is Vasagatan 11, Box 1176, 111 91 Stockholm, Sweden.
(4) P4 Radio Hele Norge ASA is a commercial radio broadcaster in Norway. Its business address is Postboks 414, NO-26021 Lillehammer, Norway.
(5) Media Corporation Singapore is a media and broadcasting company in Asia. Its business address is Caldecott Broadcast Centre, Andrew Road, Singapore 299939.

         The directors and executive officers of Invik can be contacted c/o Invik & Co. AB, Skeppsbron 18, Box 2095, S-103 13 Stockholm, Sweden. All are Swedish citizens.